Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: August 31, 2021

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 0:32

Welcome back to Seeking Alpha. I’m Josh Kincaid capital markets analyst, and today, interview with CEOs. My guest today is Enric Asuncion, he’s the CEO and co-founder of Wallbox. Thanks for being here on Seeking Alpha.

Enric Asunción 0:48

Thank you for inviting me.

Josh Kincaid 0:50

So Wallbox for those that don’t know, it’s a leader in this design, development and manufacturing for the most advanced charging systems for electrical vehicles in the world. Care to elaborate on that.

Enric Asunción 1:04

Yes, I would just say, we, we take care of everything, you know, we designed the global model factory intelligent charging systems but also energy management systems. We have a technology that not only let’s you charge your car. It will also lead you to discharge your car, and use your electric vehicle as a battery for the home. And not only these, you know, we are present in 67 countries so we’re a global player with, all continents. We are medically integrated so we take care of it all. As I said before, so this key you know we can be very fast developing new products, bringing new products in the market, and we have a great team, you know, that combines their industrial and financial background.

Josh Kincaid 1:56

That’s interesting. So it’s not just a car charging you said decharge charger so this is a portable charging station essentially whether you’re using it to transport your car or your house, it’s basically a battery conversion charging mobile station.

Enric Asunción 2:18

So it’s a charger that you put in the home. But, you know, energy goes in one way normally with the charger so you go from AC to the DC. We have the technology that switches the direction so it takes from the battery, and put it into the home, so it’s like, it’s a generator for the home. And it doesn’t matter if you are connected to the reader or not if you’re planning to reader it’s great, because then we can make you save money because you charge your car when energy is cheaper and discharge the car when it is more expensive. Or if you don’t, if there’s a blackout also you can power your home with your car, but basically it saves you money when there’s power for the beat and it will let you continue when there’s no power.

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 3:13

How long is this a full charge because I had an electric car, a Nissan LEAF, and when I first got it, five years ago it took about 45 minutes to charge and there’s new technologies and so maybe now it’s a little bit faster than that. But the range is short, so I mean that’s the car, that’s that issue with the battery, how fast is the charge though how efficient is that.

Enric Asunción 3:36

So you know, well, you know this guy’s 100 kilowatt hours and you can drive for 400, 500, kilometers. But you know what the speed of charging depends on three main factors. The first one is the installation, the power you have at home. The second one, the power of the charger the handle and the third one is the power of the car. So, our products, you don’t we are focused on home charging but also business charging, and we also just recently launched fast charging for the street, but for whom you can charge as fast as possible. Our products have the maximum power you will have in our in home installation which is 48 amps with the Pulsar Plus in the US, and it will take you approximately three hours per hour for phone, and in the public space. You can charge with a 60 to 120 kilowatt hours, 25 minutes, also. So, you know, it depends on the power of installation at home.

Josh Kincaid 4:54

I think for the home charger for my Nissan LEAF in 2015 was 24 hours. So, you didn’t have first mover advantages, which in itself can be an advantage. So what are some of the lessons that maybe you learn by not having first mover advantages because Blink and ChargePoint they kind of maybe came before, maybe paving the way. And not all good, I mean I had to actually take Blink off of my app, because every time I went to use one of their charging stations, it didn’t work. So that’s, you need reliability, you need dependability, you know, convenience and price are also the thing but right now you just need to go somewhere and know that there’s reliability, because if I have a Nissan LEAF or whatever, any kind of fully electric car and I go to a charging station and it’s not working, which consistently was the issue with blink for me personally, that was a non-issue I just couldn’t use them anymore. So, what have you learned from competitors.

Enric Asunción 6:05

Yeah so you know, that’s basically why we founded Wallbox six years ago today, we are a leading role player for charging in Europe but recently we launched in the US. And, you know before creating Wallbox I work at a company called A Plus Idiada. And what I ended up to the standards for charging at home, and charging in the public space so you know when you connect your car to the right, to the charger, and things are compatible and we talk, we didn’t come with any charger. That’s what I was doing. And later I moved to Tesla, where I was responsible for Europe, for home charging inside Tesla, and you know, Europe is lots of countries different standards, different regulations. And at that moment

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

that was 2013, everybody was focused on making static charges for the street without intelligence. They, you know, the focus was not to solve the moment and that was the key make possible the transition to contract for electric cars, well first of all short selling a home because the price of the energy changes by the hour, you have limited available power at home. You know you want to manage energy because you know we have solar power you have different sources of energy, one is cleaner, so six years ago I decided to leave Tesla, to start Wallbox. And you know we knew exactly what to, you know, we, we, first of all start by solving home charging. And we’ve done this in all continents, then charging at work, you know, and in front of us, You know, if you already know how much each neighbor is spending, and 17 was automatically at the end of the month, our hardware and or software can do all these things. And now the challenge since last year, it is reached a tipping point has been public charging, and we have you know presented our new product Supernova, which is amazing public charter well we have a lot of foreigners coming for this product, but the reason why we start, is because nobody was focusing on what really matters. At the moment, which is, first of all, charging 80% of charging habits.

Josh Kincaid 8:28

That makes sense, but that other 20% is on the road, according to Tesla, at least people want to use a bathroom, they want a restaurant to eat some food and get some coffee. So same thing that gas stations provide they provide, you know, some, some food, maybe a bathroom that nobody wants to use. And then charging so you left Tesla before they filed for a trademark on restaurants, is that the solution is that what people want is to go to a restaurant and use a bathroom or did they just want a fast charging station.

Enric Asunción 9:10

I think first of all what people want is the cheapest energy. And that’s period, you know, You won’t buy an iPhone or Apple work. You know, your fastest charging is important but as an EV user, you know, I, know, we have also the data from a company called electromax waterworks internal charging app that enables you to locate unsafe and painful public chargers, we are, these are leading charging up in Southern Europe, so we have more than 150,000 charges connected. We don’t own these chargers, we just have agreements with the telephone operators, play network customers access this public charges. And what people chooses the charging stations, based on comments on other users. So, you know, in real time people say that works that doesn’t because the main problem of charging is reliability. You want to know that it is going to work in this place. This causes like 50% of the past political infrastructure doesn’t work. So, I will say the first thing is that works, and the second is, you know, people say if this is a nice restaurant or restroom, is not many people there, or you can call properly your car, these kind of things is what people value in our in our platform. And that’s why we acquire a one year old electronics to get this data, make sure our users also have access to this, it’s like the waves of turning.

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 10:43

That’s great. Yeah, the ways of charging, because you want to know that it’s going to work when you get there, That’s the whole thing about that

Enric Asunción 10:48

Reliability, that’s the key. That’s the key.

Josh Kincaid 10:51

Let’s take a step back, let’s talk about this this SPAC so you’re going to be a publicly traded company via a SPAC.

Josh Kincaid 11:02

So a lot of people kind of hear that term especially special purpose acquisition company but they don’t really understand what it is, so I kind of like to ask why you chose the SPAC route over a traditional IPO route. Can you kind of explain Kensington Capital Acquisition Corp. And then maybe why you chose this SPAC.

Enric Asunción 11:25

Yeah, so you know, we are the fastest growing company in the space you know we’re our, our growth, it’s very fast and we actually presented our first year financial results. And you know we are multiplying by four our sales was the same period and exceeding our expectations so, you know, we are fast, we have the best margins, and we, we are set for example also the company needs the funds to be growing because electric car is the tipping point so we expect exponential growth we have sales. And, you know, charging is gonna grow faster and this has the opportunity to really lead this area in Italy are starting from home, but then, workers in the public space. So, this fact brings us the fact you know to to make these kind of chargers that fully funds, our business, but also the long term investors, you know, we have been able to raise a buy from companies like Janice Henderson, a longtime investor or neutral capital. We choose the spark also that was really in the longer term investors will also bring in some smart people. I was really really excited when I met consultant because they are the only spark that only focus on automotive, you know, and this led by Justin Mirro, is the second SPAC they do already. And, you know, when you talk with, with the team and you met the more it’s automotive people, and we have a huge challenge that is not only commercial it’s also industrial, you know, we have to be able to produce all these charges, this is, this key and you know they have people inside the team like the former CEO of Chrysler, former CEO of Trulia and the person that is joining our board or legal nation the former head of the Federal Highway Administration in the US. So, we see a huge potential with them on growing ourselves in the US, and taking advantage of the knowledge of the team also for all our companies we because the money is bringing us the long term capital and the team that really can help us to scale our operations

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 13:54

Team is important for sure, especially when you’re talking to potential investors. And speaking of what’s the intended use for the funds, how is this going to help long term shareholders because you had an agreement that creates a value or market cap of about 1.5 billion in pro forma equity value. So you’re gonna be publicly traded on the New York Stock Exchange under the ticker symbol WBX, raising approximately 30 million in proceeds through that business combination. What are the intended uses and how’s this going to help long term shareholders.

Enric Asunción 14:32

Yeah. So, let me start with the last question, you know, we’re gonna grow in three main policy, axes, you know, the first one is, expansion, you know, we are opening new countries we already are present in almost 70 countries but you know we talk about growing each of the countries where we are, and going to new countries we recently announced that we are going to South America, which we are going to vote to open in Canada. Open a new company, you will see a ramp up every time we open new countries, for example when we launched in Germany a couple of years ago. We sold 200 chargers in the first year to millions. The second year and this year we’re into millions of euro so you know you’ll really see a huge ramp up of sales. When we launch new countries so that’s one, you know, new geographical expansion. The second one is growing, the segment where we are, because, in terms of products you know we we are we are leaders at home charging. We are also very strong in semi public and charging at work. But now at the end of the year, with the supernova product, we are going to public charging so we are expanding our total addressable market, and from here you know we’re looking into even faster charging with two charging highways and and you know when fast wireless charging so increasing our product portfolio is a lot of our total addressable market. And the third one is that every time we sell that is for war, or for the public space. These are the patterns. People based five to 10 years on want to use our platforms, my wall walks, and in the case of Electromatic which is our palletizing app people face a 10% fee of every transaction that goes through, through the platform. So that’s how we grow you know with geographical is the market and under recurring revenues, and we’re gonna use the money mainly to increase our operations you know we have to start new factories when opening a new factory in the US at the second half of next year, we already have three.

You have one in China, and this one or this one. In the US, you know, marketing is very important for us. We are a consumer electronics company, so we know selling the brand under the world of brand, we have a very strong brand equity, especially in Europe but now rolling it in in the US, product development, is another one, you know, bringing these new, new products and new technologies. And, and so they’re working. And you know we, this is a fully funded business model. We’re also, you know, funding the working capital with this morning, which we only can use once of course but we want to make sure that with this money we’re raising we have enough money to make the company profitable and cashflow positive in two years.

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 17:48

Enric, you mentioned that there was exponential growth in the EV market, and I’m seeing that from the period ending June 30 2021 that you had 32 million in revenues which exceeded your budget. did projections of approximately 15%, and it was 30% greater than the full year of 2020 revenues, wondering if this exponential growth that you mentioned, is primarily driven by an increase in gas, or is this just like you mentioned expanding into new markets.

Enric Asunción 18:21

Increasing, sorry,

Josh Kincaid 18:25

What was the increase? I’m curious if the exponential growth is a factor of increasing gas prices or new markets.

Enric Asunción 18:42

The key is, the underlying chargers, you know, so for every electric car, there’s at least one charger at home. And, you know, so when the more are sold, the better the market is the bigger the ad sales but very important is I want to increase market share, you know we are growing everywhere, more than, you know, some appalling numbers yet but we’re wanting to substantially this year, , which is, which is very important. And I think these are the two main reason of course they deserve segments you know we already have. We’re not seeing, we’re not seeing the sales for this year, the public charging sales, but we already have, like, $130 million on pre orders for our public charter for the next two years. So, you know, increasing our proper polling is our sales.

Josh Kincaid 19:58

Yeah, seeing that so the first half of 2021 your revenues increased more than 300% versus the first half of 2020 and quadrupled sales in the first half of 2021 versus the previous year. So all of that demand that’s not regulatory because I’m seeing some regulations, we’re also seeing some consumers looking for alternatives to gas, but this is just kind of an underlying growth, or maybe transfer from traditional gas cars to maybe hybrids and EV’s. Is it just a natural progression you think.

Enric Asunción 20:44

I think part of it is by revelation, you know, Europe has a goal that by 2035. There’s not one of the non electric cars or hybrid cars to be sold so you know this relinquishing there’s a lot of subsidies, you know, we are seeing the company funds and international funds in Europe, push them at the same in the US, you know, there’s a lot of discussion now, how

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

the push that is going to be with electric cars so I think this is a big part of it. But there’s two other that we cannot ignore. One is common factors, you know, they are just making electric cars, and if you look at what they promote is electric, especially in Europe. In the US, to see how, You know, major companies are making their most important models like for example, electric, so you know car manufacturer transitioning to electric cars, and the third one is the people it’s after, after the start of the pandemic that people is changing the way they think about sustainability. The small push for renewable energies for electric cars so these I think these three things are helping a lot.

Josh Kincaid 22:14

Speaking of like the new Green Deal. In April, President Biden he pushed $174 billion plan to kind of get this electric vehicle adoption to take off so he’s going to ear mark 15, billion to build a national network of 500,000 charging stations in the US. So the EV market is anticipated to be worth 60 billion by 2030 and 192 billion by 2040. So how do you anticipate the green New Deal impacting your bottom line.

Enric Asunción 22:53

So, it’s not right now. I mean, we, it’s not in our business plan, so we know our business plan we have not forecasted. This is based on projections of last year so we expect even bigger growth in the market, but you know we have made a very conservative plan in terms of PV sales, and as I say, you know, The big party. The growth expect to go by the factors on emissions but we expect a big impact from these deals from these subsidies on the public infrastructure, no supernova is the ideal product. Like for public charging on our products you know like supernova is one of the beneficiary of this, of these subsidies in Europe for example, we are partnering with a company called Ibedrola, which is one of our, our shareholders. And they already committed to score more than 150,000 charters in the next five years. No, some of them are proposed but many of them are public charging, and we have the products to deliver to them so it’s going to impact for sure, you know, but in our business plan, we, we are not considering substance coming to the company or, you know, even the cam system. In addition, we expect to really feel our role even more is not included in our in our business.

Josh Kincaid 24:35

So that’s a conservative approach but what I did see is that you will be finalizing the US manufacturing facility in the coming weeks so your new US factories expected to open in the second half of 2022 Will this not be key to

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 25:14

supporting your growth in the North American market.

Enric Asunción 25:21

That’s critical. Yeah, of course. Yeah, and it’s you know it’s very important especially for growing to have local supply. It’s been in the four ways on entrepreneur, the bi directional charger of the past charger, these are bigger products, new way. So interval logistics, it’s important to have a meal locally, and it’s also really important because, You know, many of our competitors are. They are outsourcing this part, but now with the crisis in with components and people cannot get, you know, microchips, owning the supply chain is key, You know, we are able to keep producing we haven’t stopped, delivering in less than seven flower our products. And these because we do everything in house, you know, we if there’s a company we cannot find and, you know, for some reason, our long term commitments are not being delivered to us. We can change the design of the electronics certified products and keep producing you know and all of these things because well, because we take care of the design development, manufacturing, and the certification in house.

Josh Kincaid 26:39

And then looking at also second half of this year and what shareholders can look forward to. They can expect us sales to continue on its growth trajectory you’ve partnered with SunPower, a leading distributed generation storage and energy service provider in North America to offer packaged EV chargers and solar installations across the US market. For a strategic alliance that you announced last month. What should shareholders expect from your partnership with SunPower.

Enric Asunción 27:16

Oh, in general, as you say that the US market is a big part of our growth. And we’re seeing huge growth, because you know just launching in February, our first products. We are good suppliers. We already become number one in sales in in Amazon, which is which is great. And recently we launched the 48 amps which is the fastest charger you can get at home.

Josh Kincaid 28:24

Yeah. But with some power what you’re doing theory, leveraging all the 50,000 installations, they are doing. You know every year. And, you know, it’s good because our product enables that you have excellent power, you know when you’re placing more power than the forces you need, Instead of sending your activity. This morning for that. You charge or you can say yes I want to charge, Yes, I wanted to charge as fast as possible but if you have time, and you just want to make sure you’re in charge with your power. Our products can, you know, we expect you know to use the master distribution channel that’s next to us, is

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 32:43

what else can people look forward to in the second half, aside from you listing your shares on the New York Stock Exchange under the ticker symbol WBX, anything else that you can share with us right now.

Enric Asunción 32:55

Yeah, so I’m very excited about Supernova, it’s our, it’s one of the launch in October. We are building the factory for it. actually, you know, the two main problems of public charge, one is availability, and the other is the cost, and we are testing the concept people, you know we have a model designed to have six or more power modules in Supernova. So, one of those oil fields. The rest of the charger is charging with a luminous power, but keeps charging so anytime you want to charge them you will always have power, and the operator just has to remove the module.

Anybody could just remove one module and put another one. You don’t have to touch any cable or anything, you know it’s safe and very easy to service you can even service inquiries charging another target so it’s very very easy to go out. But not only this is the cost, you know supernova. It’s 40% of the total ownership costs that display in the market so we really makes possible for telephone operators to install products that can create them you know profits and it makes sense for companies, you know, a fleet that has a lot of parts, doesn’t want to spend all hours and hours to charge. they want to charge them in 23 minutes. So making a product is so affordable, and so easy to maintain and to service. It really makes possible that transition for fleets and enterprises to electric cars. We expect to grow more the market share, and looking for what to expand the market to expand into more countries.

Josh Kincaid 34:55

Well any of these batteries be removable you’ve kind of seen some sketches about driving up to the equivalent of a gas station and then removing the battery and then popping it back in and five minutes later being on the road. Is that sustainable is that model worth it to have somebody then just charge that battery and then give it to the next guy who shows up. What do you think about that model.

Enric Asunción 35:17

I think it will make sense. It’s difficult financially to face but, you know, at the end, it will be something that you will do once during a super long trip and you don’t want to take time anyway to charge so with fast charging at some point you’re going to be more or less the same time, No, but when you come into the place they change the value even if it makes sense but that doesn’t remove from charging that doesn’t remove charging at work, and most of the public charging for our fleet for enterprises, you know, I think it makes sense financially. Because of the end someone has to pay for the

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

batteries, charging in the in the workforce. So somebody has to pay you a standard, you know, battery, which is also difficult, so there’s a lot of difficulties, but if it happens, is not bad for the industry, if it makes sense, you know, there’s going to be an additional way of, of charging, especially you are on the road and when, when maybe you do this once per year or every three times a year, so nine charging your charging port which it gets easier.

Josh Kincaid 37:02

Right yeah with at least 80% of people charging from home, I guess, just people want to make a fast charge when they’re on the road I guess that’s the main solution is just to increase the spacing yeah reduced

Enric Asunción 37:13

There’s a lot of, but there’s a lot of, you know, it’s, it’s harder to make permit for discovery on something like a battery, you know, right now the killer technology program so make the standard format all these things and it actually affects the design of the car. So I think it’s very challenging.

Josh Kincaid 37:40

Yeah, it’s interesting though I feel like you’re still even though you weren’t the the Trailblazer there’s still so much to do I feel like it’s still a nascent industry. There’s, there’s a lot that can happen, there’s a lot that people want. They want faster speeds and longer distances and all of that, and they don’t want to pay for gas at the pump and all the inconveniences that come with that so I think it’s very interesting and exciting industry,

Josh Kincaid 38:17

Interesting and exciting industry, if there’s investors that want to learn more or just people that are curious, where can they find us, where are you at online or social media.

Enric Asunción 38:28

Take a look online, we have a website wallbox.com have gone to have investors website we actually going to do next, next, actually tomorrow, but it’s not gonna it’s going to published in a week but we are doing our investor day but you can find all of our YouTube channel so you can you can look everything all the company, it’s going to be a lot of sea levels and top managers, explaining everything over, so please make sure you check on YouTube because there’s a lot of insight on what is Wallbox. And, and you know, I think, with these videos on the website you can have a lot of information. If you have more questions, please contact us investors at what was the company. Yeah, at wallbox.com.

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

Josh Kincaid 39:26

Alright I think with that, we’re gonna wrap this one up. I want to thank my guests in Enric Asuncion. He is a co founder and CEO of wallbox. They’re going to go public via SPAC with Kensington capital Acquisition Corp under the ticker symbol WBX, thanks for being with us at Seeking Alpha. Thank you. I’m Josh Kincaid This is Seeking Alpha, don’t forget to Like, Share and Subscribe. Thanks.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Seeking Alpha, Wallbox CEO Wallbox CEO Enric Asunción - Electric Cars’ Tipping Point (Video), 8/24/21

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forwardlooking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the

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shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com